Mara Ransom, Assistant Director
Charles Lee, Staff Attorney
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

VIA EDGAR AND FEDERAL EXPRESS

RE:	ZAGG Inc
Registration Statement on Form S-3
Filed May 30, 2012
File No. 333-181748

Dear Ms. Ransom and Mr. Lee:

This letter responds to the letter of the Commission staff (the “Staff”) dated June 8, 2012 (the “Comment Letter”), with regard to the above-referenced Registration Statement on Form S-3, SEC File No. 333-181748 (the “Registration Statement”) filed by ZAGG Inc (the “Company” or “ZAGG”), and contains the Company’s responses to the Staff’s comments.

The Company has filed, through its EDGAR agent, Pre-effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”) contemporaneously with the filing of this letter on EDGAR.

Below, the Company presents each comment provided by the Commission and the Company’s response.

Selling Shareholders, page 8

1.
Comment – It appears that you know the identity of the selling shareholders. Accordingly, please disclose the information required by Item 507 of Regulation S-K with respect to such selling shareholders. Additionally, please briefly describe the transaction(s) in which the selling shareholders acquired the common shares and the warrants described in this section.

Response to Comment No. 1

The Company has revised the Registration Statement to provide information relating to the Selling Shareholders, including the information required by Item 507 of Regulation S-K.  The required changes are reflected from pages 8 – 9 in the Prospectus.

Incorporation of Certain Information by Reference, page 10

2.	Comment – Please include the Current Report on Form 8-K filed on January 19, 2012 in the list of documents incorporated by reference into the registration statement.

Response to Comment No. 2

The Company has revised the Registration Statement to include the January 19, 2012, Current Report on Form 8-K in the list of documents incorporated by reference.  The required changes are reflected on page 11 of the Prospectus.

Exhibit 5

3.
Comment – We refer you to the last sentence of the first paragraph of page 2. While counsel may rely on the Opinion Certificate with respect to facts covered by such certificate, counsel may not rely solely on the Opinion Certificate for all facts material to its opinion. Please revise.

Response to Comment No. 3

Counsel to the Company has revised the Exhibit 5 Opinion Letter as requested, and has filed the revised opinion with the Amendment No. 1.

Conclusion

The Company will file a formal request for acceleration of effectiveness upon confirmation from the Staff that no further revisions to the registration statement are required.

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosures included in SEC filings,

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Management appreciates your comments and asks that you direct any questions that you have with respect to the foregoing to the undersigned or to Park Lloyd of the law firm of Durham Jones & Pinegar, P.C., (801-415-3000).

Respectfully,

/s/ Brandon T. O’Brien
Brandon T. O’Brien
Chief Financial Officer
ZAGG Inc

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